Exhibit (C)

January 13, 2026

As we reflect on 2025 and look ahead to 2026, we remain highly convicted that KKR Real Estate Select Trust Inc.’s (“KREST” or the “Fund”) strategy and portfolio are well-positioned to navigate the opportunities ahead.

We have invested behind durable long-term themes, such as demographic shifts, housing shortages, eCommerce, on-shoring and near-shoring of supply chains and real estate credit. Paired with rigorous underwriting and active asset management, this strategy has allowed us to build a diversified portfolio of high-quality properties and loans that are generating strong income growth. In 2025, KREST’s portfolio generated year-over-year growth in net operating income of 3% through November(1). We believe this positioning and emphasis on higher quality assets will be beneficial as we believe the real estate recovery is now underway – while we expect a climate of elevated market volatility and uncertainty to persist.

At the same time, we believe that we are well-positioned to invest in new opportunities that are emerging amid early cycle dislocation. We acquired assets in the industrial and senior living sectors in August and December, respectively, increasing KREST’s exposure to two of our highest conviction areas of real estate markets today. Both industrial and senior living have key attributes for attractive investments – strong demand drivers in the form of eCommerce, on-shoring and near-shoring for industrial and population aging for senior living - combined with a material decline in new supply relative to peak.

We remain focused on optimizing KREST’s portfolio for long-term performance, with an emphasis on asset and portfolio management, while selectively adding exposure to high-quality real estate equity and credit investments. We believe both strategies are integral to our goal of providing shareholders with consistent, tax-efficient dividend income and long-term growth potential across evolving market conditions.

Importantly, KREST’s portfolio construction continues to emphasize a strong balance sheet and robust liquidity position(2), enabling us to invest in new opportunities while continuing to provide liquidity to shareholders. In its Q1 2026 tender offer window ended January 9, 2026, KREST repurchased shares equal to $69 million, representing 5% of the Fund’s net asset value (“NAV”) as of November 26, 2025. As a result, redeeming shareholders received 81% of their requested repurchase amount on a pro rata basis. This quarter, tender offer demand was driven by a small number of investor-specific liquidity needs. Importantly, KREST inflows remain steady and net positive. Full-year 2025 net flows were positive by $271 million(3), including a particularly strong December with $73 million(3) in inflows. This trend reflects strong support and shared conviction in KREST’s strategy and outlook from both existing and new investors. We also believe KREST’s current NAV represents an attractive entry point for long-term investors.

The KREST Shareholder Priority Plan(4) remains a meaningful differentiator relative to other private real estate vehicles. Through KKR Alternative Assets LLC’s (“KAA”) commitment to continue to hold approximately 7.7 million KAA-owned KREST shares, all KREST shareholders as of June 1, 2027, may benefit from a potential NAV of up to $27.00 per share, helping to mitigate near-term volatility while preserving long-term upside. To the extent necessary, KAA will contribute such shares to the Fund to support a NAV of up to $27.00 per share on June 1, 2027.

We remain grateful for your partnership and are here to support you and your clients. Should you have any questions or if you would like to request additional materials, please reach out to your KKR Relationship Manager or contact us at PrivateWealthIR@kkr.com.

Sincerely,

Julia Butler, CEO of KKR Real Estate Select Trust Inc.

Notes:

All figures are approximate and as of November 30, 2025, unless otherwise indicated. All other statements and information are based on KKR’s views as of January 13, 2026 and are subject to change. The terms “we,” “us” and “our” refer to KREST with reference to portfolio and performance data. In all other instances, including with respect to current and forward-looking views and opinions of the market and KREST’s portfolio and performance positioning, as well as the experience of KREST’s management team, these terms refer to KREST’s adviser, KKR Registered Advisor LLC, which is part of the real estate group of Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), a leading global investment firm.

Certain information contained in this material constitutes “forward-looking statements” within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology, such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “identified,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates”, “confident,” “conviction” or the negative versions of these words or other comparable words thereof. These may include KREST’s financial estimates and their underlying assumptions, statements about plans, objectives and expectations with respect to future operations, statements with respect to acquisitions, statements regarding future performance, and statements regarding identified but not yet closed acquisitions. Such forward-looking statements are inherently uncertain and there are or may be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. KREST believes these factors also include but are not limited to those described under the section entitled “Risk Factors” in its prospectus and most recent annual report, and any such updated factors included in its periodic filings with the Securities and Exchange Commission (the “SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the annual report (or KREST’s prospectus and other filings). Except as otherwise required by federal securities laws, KREST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

1.

Reflects “same-store” net operating income (“NOI”) growth of real estate equity properties in the KREST portfolio, excluding single family rental homes, that were held as of both November 2024 and November 2025.

2.	Includes assets such as cash, short-term assets and liquid securities, as well as committed and undrawn credit facility capacity.
3.	Includes DRIP and fees paid in shares.
4.

KREST Shareholder Priority Plan: On June 4, 2024, KKR Alternative Assets LLC (“KAA”) contractually committed to the Fund to continue to hold approximately 7.7 million of KREST Class I shares currently owned by KAA, representing approximately $182 million based on the Fund’s NAV per share as of November 30, 2025 (the “Support Shares”), through June 1, 2027 and, to the extent necessary, contribute such shares to the Fund to support a NAV per share of $27.00 for each class on such date (the “Shareholder Priority Plan”). If the contribution of the Support Shares is not sufficient to reach a NAV per share of $27.00, KAA will contribute all such Support Shares to support KREST’s NAV per share on such date. While the Shareholder Priority Plan is a contractual obligation to support the Fund’s NAV per share, there is no guarantee the contribution of the Support Shares will be sufficient to achieve a $27.00 NAV per share on June 1, 2027. For the avoidance of doubt, KAA is not obligated to contribute shares prior to June 1, 2027, and KAA is not obligated to contribute any of the Support Shares if the NAV per share for each class equals or exceeds $27.00 per share on June 1, 2027. If KAA were to effect the Shareholder Priority Plan as of November 30, 2025 it would have contributed 7.6 million shares (out of the total 7.7 million shares agreed to be contributed) to KREST, which would result in a NAV per share of $27.00 per share for each class. KAA’s allocation of $50 million in new capital investment in KREST along with any future investments are not subject to subordination and/or cancellation.